Plasma DEX - Altcoin.io.mp4 (2m 32s)
https://jotengine.com/transcriptions/IuEgtRA8W7Vn0GIo5sku3w
1 speaker (Speaker 1)

[0:00:00]
Speaker 1: What is Plasma? Plasma is a design philosophy for off-chain applicati ons originally introduced by Vitalik Buterin and Joseph Poon in their white pape r titled Plasma: Scalable Autonomous Smart Contracts. Now, on the Ethereum Netwo rk today, we can really only process about 10 to 15 transactions per second. So, if you've used other decentralized exchanges, much of which are built on the Et hereum Network, you'll notice that they're really slow, they're clunky. Generall y, this leads to low liquidity because of low adoption. Plasma helps scale out t ransactional outputs so we can really start competing with other centralized exc hanges, but also we are able to still offer trust lists and secure trading, wher e you are fully in control of your tokens at all times. What's really special ab out Plasma is it enables us to create our own sidechain. How this works is we're able to essentially go to our own blockchain that communicates back down to the root Ethereum chain to ensure that all the trades on our decentralized exchange are trust list and secure but still extremely fast. No more waiting for your or ders to be filled or having your transactions not go through. Our exchange is go nna have the characteristics that we believe are needed to really compete with a centralized exchange, such as a [Ensign] trust list trading engine. A great use r experience, blockchain interoperability, and high liquidity. When it comes to liquidity, we're releasing something called the AllCoin SDK. The goal behind thi s is to help us power potentially hundreds, or even thousands, of other decentra lized exchanges or decentralized applications to create a shared pool of liquidi ty. This is similar to something like 0x, but we're building it with simplicity in mind so it's something that everyone can use and you don't necessarily need t
o be a developer to utilize this development kit. With the top decentralized exc hange on average seeing about $10 million in trading volume but the top centrali zed exchange seeing over $1.5 to $2 billion in daily trading volume, it's time t
o really work together, because fragmented liquidity is a problem that we all fa ce. We hope to power decentralized exchanges all across the globe so we can real ly raise the liquidity numbers and the daily trading volumes that you see in sec [0:02:29]